Exhibit 99.1

Renren Announces New Record Date for Cash Dividend
OPI Announces Change to Procedures for Private Placement

BEIJING, China—May 14, 2018—Renren Inc. (NYSE: RENN) (“Renren”), which operates a social networking service (SNS) business, used auto business and SaaS business, today announced a new record date and cash payment date for the cash dividend that it previously announced on April 30, 2018.

The record date for the cash dividend will now be after the acceptance deadline for the private placement. The acceptance deadline has not changed and will still be 5:00 p.m. Eastern time on June 8, 2018. The record date will be 5:00 p.m. Eastern time on June 14, 2018. OPI will announce the results of the private placement and Renren will announce the exact amount of the cash dividend on or about June 15, 2018. OPI will issue shares to purchasers in the private placement and Renren will pay the cash dividend on June 21, 2018. According to the NYSE, the ex-dividend date for NYSE trading will be June 22, 2018. The ex-dividend date is the date on which the NYSE will reset the opening trading price of the Renren ADSs to reflect the payment of the cash dividend. If you buy Renren ADSs on or after the ex-dividend date, you will not receive the cash dividend. Due bill settlement is expected to run from June 13, 2018 to June 25, 2018.

In order to receive the cash dividend, you must continue to hold your Renren shares or ADSs at least through the cash dividend payment date, which is June 21, 2018.

In addition, because Oak Pacific Investment (“OPI”) will only accept a waiver of the cash dividend as valid payment for the shares of OPI being offered in the private placement that it previously announced on April 30, 2018, OPI has made certain changes to the procedures for accepting the offer in the private placement.

In order to accept the offer to receive the OPI shares in the private placement, you must accept the offer and waive the cash dividend by the acceptance deadline, which is 5:00 p.m. Eastern time on June 8, 2018, and continue to hold the related Renren shares or ADSs at least through the record date, which is June 14, 2018.

Once you make an election to waive the Cash Dividend as to any ADSs you hold, those ADSs will be immobilized in your account. The election is irrevocable once made. Once immobilized, your ADSs will not be available for settlement of any ADS sales you may enter into or any ADS cancellations.

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OPI has updated its offering circular to reflect the change in procedure as well as to update certain financial information. The updates to the offering circular relate primarily to the following sections:

1. The overview of the offering on pages 1, 2, 3, 4 and 5.

2. “Definitions” on pages 10, 11 and 12.

3. “Expected Timeline” on page 14.

4. FAQ #31 on page 23 with regards to the timing of the effect of the Transaction on Renren’s ADS price.

5. “Selected Financial Information of the ZenZone Business” on pages 48 to 49, which has been updated to include unaudited full year 2017 financial results.

6. “Selected Financial Information for the Investments” on page 50, where the book value for each investment has been updated to December 31, 2017.

7. “How to Accept the Offer” on pages 100, 101 and 102.

8. Annexes M (Amended and Restated Offer Acceptance Form), N (Amended and Restated DTC Cash Waiver Election Form), O (Amended and Restated Non-DTC Cash Waiver Election Form) and P (Amended and Restated Ordinary Share Cash Waiver Election Form).

The amended and restated offering circular, dated May 14, 2018, is being furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K and will be available on the SEC’s website at www.sec.gov. In addition, Renren has updated the pro forma financial statements of Renren that give effect to the cash dividend, the private placement and the separation of OPI from Renren. The updated pro forma financial statements are being furnished to the SEC on the same Form 6-K as the amended and restated offering circular. The information being furnished to the SEC will also be available at Renren’s website at ir.renren-inc.com. If you have any questions about how to accept the offer of OPI shares in the private placement, please contact Georgeson LLC, the information agent, at (800) 509-1078 or by e-mail at Renren@georgeson.com.

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About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) business, used car business and SaaS business. Renren’s American depositary shares, each of which represents fifteen Class A ordinary shares, trade on the NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements, including those with respect to the anticipated amount and payment of the cash dividend, completion of the private placement, volatility in Renren’s ADS trading price and impact of Renren’s ADS repurchase price program. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K referred to above and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

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